UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

SEACOR HOLDINGS INC.

(Name of Subject Company (Issuer))

SAFARI MERGER SUBSIDIARY, INC.

(Names of Filing Persons (Offeror))

a wholly owned subsidiary of

SAFARI PARENT, INC.

(Names of Filing Persons (Parent of Offeror))

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

811904101

(CUSIP Number of Class of Securities)

c/o American Industrial Partners

Jason Perri

450 Lexington Avenue, 40th Floor

New York, NY, 10017

notices@americanindustrial.com

(212) 916-8171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Daniel S. Evans

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036

(212) 596-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$849,496,422.62	$92,680.06

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 20,372,799 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SEACOR Holdings Inc. (“SEACOR”) multiplied by $41.50, and (ii) 1,600,613 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by an amount equal to $41.50 minus the exercise price for such options. The calculation of the filing fee is based on information provided by SEACOR as of December 16, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $92,680.06	Filing Party:Safari Merger Subsidiary, Inc.
Form or Registration No.: Schedule TO	Date Filed:December 18, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Safari Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), Safari Parent, Inc., a Delaware corporation (“Parent”), and American Industrial Partners Capital Fund VII, L.P., a Delaware limited partnership (“AIP Fund VII”), with the U.S. Securities and Exchange Commission on December 18, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser, a wholly owned subsidiary of Parent which is controlled by affiliates of AIP Fund VII, to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of SEACOR Holdings Inc., a Delaware corporation (“SEACOR”), at a price of $41.50 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated December 18, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of AIP Fund VII, Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph entitled “Legal Proceedings Relating to the Tender Offer” under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” on page 56 of the Offer to Purchase with the following language:

“Legal Proceedings Relating to the Tender Offer. On December 18, 2020, a complaint was filed in the United States District Court for the District of Delaware by a purported stockholder of SEACOR regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Wang v. SEACOR Holdings Inc., et al., Case No. 1:20-cv-01728 (D. Del.) (the “Wang Complaint”). The Wang Complaint names as defendants SEACOR and each member of the SEACOR Board. The Wang Complaint alleges violations of Sections 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The Wang Complaint contends that the Schedule 14D-9 filed on December 18, 2020 was materially incomplete and contained misleading information. The Wang Complaint seeks: (i) injunctive relief preventing the consummation of the Merger; (ii) if the Merger closes, rescission of the Merger Agreement or an award of rescissory damages; (iii) damages suffered by the plaintiff in connection with the allegations asserted in the Wang Complaint; (iv) an award to the plaintiff for costs and disbursements, including reasonable attorneys’ and expert fees and expenses; and (v) such other equitable relief as the court may deem just and proper.

On December 23, 2020, a complaint was filed in the United States District Court for the District of Delaware by a purported stockholder of SEACOR regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Ciccotelli v. SEACOR Holdings Inc., et al., Case No. 1:20-cv-01767 (D. Del.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants SEACOR, each member of the SEACOR Board, Parent and Purchaser. The Ciccotelli Complaint alleges violations of Sections 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants, Parent and Purchaser. The Ciccotelli Complaint contends that the Schedule 14D-9 filed on December 18, 2020 was materially incomplete and contained misleading information. The Ciccotelli Complaint seeks: (i) injunctive relief preventing the consummation of the Merger; (ii) if the Merger closes, rescission of the Merger Agreement or an award of rescissory damages; (iii) filing of a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) a declaration that defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act as well as Rule 14a-9 promulgated thereafter; (v) an award to the plaintiff for costs, including reasonable allowance for attorneys’ fees and experts’ fees; and (vi) such other equitable relief as the court may deem just and proper.

The outcome of the lawsuits described above cannot be predicted with certainty. However, SEACOR, Parent and Purchaser believe the claims asserted in each of the complaints described above are without merit.

Additional lawsuits may be filed against SEACOR, the SEACOR Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9, and may be disclosed in amendments to the Schedule TO, if any. If additional similar complaints are filed and do not contain new or different allegations that are material, SEACOR, Parent and Purchaser will not necessarily announce such additional filings.”

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A) *	Offer to Purchase, dated as of December 18, 2020.

(a)(1)(B) *	Form of Letter of Transmittal.

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, published December 18, 2020 in The Wall Street Journal.

(a)(5)(A)	Joint Press Release dated as of December 7, 2020, issued by SEACOR and Parent on December 7, 2020, incorporated herein by reference to Exhibit 99.1 to SEACOR’s Current Report on Form 8-K as filed with the United States Securities and Exchange Commission on December 7, 2020 (File No. 001 - 12289).

(d)(1)	Agreement and Plan of Merger, dated as of December 4, 2020, among SEACOR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SEACOR with the Securities and Exchange Commission on December 7, 2020).

(d)(2)	Non-Disclosure Agreement, dated as of August 7, 2020 by and between SEACOR and AIP, LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by SEACOR with the Securities and Exchange Commission on December 18, 2020).

(d)(3) *	Limited Guarantee, dated as of December 4, 2020, delivered by American Industrial Partners Capital Fund VII, L.P. in favor of SEACOR.

(d)(4) *	Debt Commitment Letter, dated as of December 4, 2020, by and among HPS Investment Partners, LLC, Ally Bank and Parent.

(d)(5) *	Equity Commitment Letter, dated as of December 4, 2020, from American Industrial Partners Capital Fund VII, L.P. to Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on December 18, 2020 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020

SAFARI MERGER SUBSIDIARY, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

SAFARI PARENT, INC.

By:	/s/ TONI RINNEVAARA
Name: Toni Rinnevaara
Title: Vice President

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND VII, L.P.

By: AIPCF VII, LLC, its general partner

By:	/s/ STANLEY EDME
Name: Stanley Edme
Title: Managing Member